FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, nor is it an invitation or offer to or a solicitation of any offer to acquire, purchase or subscribe for securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank in any jurisdiction in contravention of applicable law. This announcement is not for release, publication or distribution, in whole or in part, in or into or from any other jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

HSBC Holdings plc (Hong Kong Stock Code: 5)	Hang Seng Bank Limited (Stock Codes: 11 (HKD counter) and 80011 (RMB counter))

The Hongkong and Shanghai Banking
Corporation Limited

JOINT ANNOUNCEMENT

MONTHLY UPDATE ON
(1) PROPOSAL FOR THE PRIVATISATION OF HANG SENG BANK LIMITED
BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
UNDER SECTION 673 OF THE COMPANIES ORDINANCE
AND
(2) PROPOSED WITHDRAWAL OF LISTING OF HANG SENG BANK SHARES

Joint Financial Advisers to HSBC Holdings and HSBC Asia Pacific (in alphabetical order) BofA Securities Goldman Sachs	Financial Adviser to Hang Seng Bank Morgan Stanley
Financial Adviser to HSBC Asia Pacific The Hongkong and Shanghai Banking Corporation Limited
Reference is made to (i) the joint announcement dated 9 October 2025 jointly issued by HSBC Holdings plc ("HSBC Holdings"), The Hongkong and Shanghai Banking Corporation Limited ("HSBC Asia Pacific") and Hang Seng Bank Limited ("Hang Seng Bank") pursuant to Rule 3.5 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") regarding, among others, the proposal for the privatisation of Hang Seng Bank by HSBC Asia Pacific by way of a scheme of arrangement under section 673 of the Companies Ordinance (the "Rule 3.5 Announcement"); (ii) the announcement dated 22 October 2025 issued by Hang Seng Bank in relation to the appointment of the Hang Seng Bank IFA; and (iii) the announcement dated 30 October 2025 jointly issued by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank in relation to the update on the timeline for despatch of the Scheme Document (the "October Announcement"). Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Rule 3.5 Announcement.

HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank would like to update the shareholders of and potential investors in Hang Seng Bank that, further to the October Announcement, HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank are in the course of preparing and finalising the information to be included in the Scheme Document and preparing for a hearing at the High Court to seek its directions for convening the Hang Seng Bank Court Meeting to consider, and if thought fit, approve the Scheme. The Scheme Document will be despatched on or before 17 December 2025. A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement to be jointly issued by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank upon despatch of the Scheme Document.

Further announcement(s) will be made on the status and progress of the Proposal and the Scheme and the despatch of the Scheme Document as and when appropriate in accordance with the Takeovers Code, the Hong Kong Listing Rules and applicable laws and regulations.

WARNING: Shareholders of and/or potential investors in HSBC Holdings and Hang Seng Bank should be aware that the Proposal will only be implemented if all the Conditions are satisfied or (if applicable) waived on or before the Conditions Long Stop Date. Shareholders of and/or potential investors in HSBC Holdings and Hang Seng Bank should therefore exercise caution when dealing in the securities of HSBC Holdings and Hang Seng Bank respectively. Persons who are in doubt as to the action they should take should consult their licensed securities dealer, registered institution in securities, bank manager, solicitor and/or other professional adviser.

For and on behalf of HSBC Holdings plc Brendan Nelson Group Chairman	For and on behalf of Hang Seng Bank Limited Edward Cheng Wai Sun Chairman
For and on behalf of The Hongkong and Shanghai Banking Corporation Limited Dr. Peter Wong Tung Shun Non-executive Chairman

The board of directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chair
† Independent non-executive Director

The board of directors of HSBC Asia Pacific as at the date of this announcement comprises: Dr. Peter Wong Tung Shun#, David Gordon Eldon*, David Liao Yi Chien, Surendranath Ravi Rosha, Paul Jeremy Brough*, Judy Chau Lai Kun*, Edward Cheng Wai Sun*, Sonia Cheng Chi Man*, Choi Yiu Kwan*, Andrea Lisa Della Mattea*, Manveen (Pam) Kaur#, Rajnish Kumar*, Beau Kuok Khoon Chen*, Fred Lam Tin Fuk* and Annabelle Long Yu*.

# Non-executive Directors
* Independent Non-executive Directors

The Hang Seng Bank Board as at the date of this announcement comprises: Edward Cheng Wai Sun* (Chairman), Luanne Lim Hui Hung (Chief Executive), Cordelia Chung*, Kathleen Gan Chieh Huey#, Clement Kwok King Man*, Patricia Lam Sze Wan*, David Liao Yi Chien#, Lin Huey Ru*, Saw Say Pin (Chief Financial Officer), Wang Xiao Bin* and Catherine Zhou Rong#.

# Non-executive Directors
* Independent Non-executive Directors

Hong Kong, 27 November 2025

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987
Hang Seng Bank Limited 恒生銀行有限公司 Registered Office and Head Office: 83 Des Voeux Road Central, Hong Kong Incorporated in Hong Kong with limited liability
The Hongkong and Shanghai Banking Corporation Limited 香港上海滙豐銀行有限公司 Registered Office and Group Head Office: 1 Queen's Road Central, Hong Kong Incorporated in Hong Kong with limited liability

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 27 November 2025